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MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS, BEIJING, SHANGHAI, HONG KONG, SINGAPORE

November 17, 2014

BY EDGAR AND COURIER

Ms. Maryse Mills-Apenteng

Mr. Ivan Griswold

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          Inovalon Holdings, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted October 10, 2014

CIK No. 0001619954

Dear Ms. Mills-Apenteng and Mr. Griswold:

This letter is submitted on behalf of Inovalon Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 6, 2014 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-1, which was submitted confidentially by the Company to the Commission on October 10, 2014 (the “Draft Registration Statement”).  The Company is concurrently submitting Confidential Draft Registration Statement on Form S-1 No. 2 (the “Amended Submission”), which includes changes to the Draft Registration Statement in response to the Staff’s comments.  We have enclosed with this letter a marked copy of the Amended Submission, which reflects all changes to the Draft Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Amended Submission.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Submission.

General

1.             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, neither the Company, nor anyone on the Company’s behalf, has presented any written communication to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).  The Company also respectfully advises the Staff that, to the best of its knowledge, to date there have been no research reports about the Company published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in the offering.  To the extent the Company presents any written communication to potential investors in reliance on Section 5(d) of the Securities Act or becomes aware of any research reports about the Company that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, it will supplementally provide the Staff with copies of such written communications or research reports, as applicable.

2.             With respect to every third-party statement in your prospectus, such as the statistics provided by McKinsey & Company, please disclose the report dates and provide us with the relevant portions of the industry research reports you cite.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Response to Comment No. 2

In response to the Staff’s request, the Company has revised its disclosure on pages 1, 2, 5, 76, 77, 79 and 82 to include the dates of each report.  In addition, in response to the Staff’s request, the Company has supplementally provided, under separate cover, the applicable pages of all industry research reports cited in the prospectus. To expedite the Staff’s review, the Company has marked the relevant portion or section containing the information in each industry research report and has included a cross reference to the page in the Amended Submission. We advise the Staff that none of the industry research reports were prepared for the Company for use in the prospectus or otherwise.

3.             Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus.  Upon review of such materials, we may have further comments.  For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Response to Comment No. 3

The Company acknowledges the Staff’s comment and has supplementally provided the Staff, under separate cover, with copies of any graphical materials or artwork that the Company intends to use in the prospectus.  The Company also advises the Staff that it believes that the graphical materials it intends to use in the prospectus comply with the Staff’s guidance under Securities Act Forms Compliance and Disclosure Interpretation 101.02.

Prospectus Summary

4.             Your summary section is overly dense and uses numerous terms and phrases not readily understood by persons not already familiar with your industry.  For example, you employ terms such as “data-driven intervention platforms,” “comorbidity status” and “medical event” as well as defined terms such as CBO, PRP and ETL, which are infrequently used. Please consider revising the summary to eliminate overly detailed disclosure—which may be better addressed in the business section—to describe your business using easy to understand language, and to minimize the use of industry jargon and defined terms.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its disclosure in the “Prospectus Summary” section to eliminate overly detailed disclosure and to minimize the use of industry jargon and defined terms. In response to the Staff’s comment regarding “comorbidity status” and “medical event,” the Company has revised its disclosure on page 1 to clarify the meaning of “data-driven intervention platforms” and to include definitions of “comorbidity status” and “medical event,” respectively.  In addition, the Company has revised its disclosure to eliminate the use of the defined terms “CBO,” “PRP” and “ETL.” With respect to other industry terms contained in the Prospectus Summary, the Company believes that these terms are widely used in the industry, including in a number of filings with the Commission, and accurately characterize the types of services the Company offers. For these reasons, the Company believes that the Prospectus Summary, as revised, is descriptive of, and accurately characterizes, the Company’s business.

5.             Please specifically disclose the factual bases for and the context of your claims, beliefs and opinions as they relate to your business, the extent of your market opportunity, and client base characteristics.  You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions and should avoid vague descriptions such as “deep insights,” “highly efficient,” “long, successful history,” and “massive opportunities.” As examples only, please provide support for, and revise as applicable, the following assertions.  Note that this comment also applies to your discussion in the Business section.

•      “We are a leading technology company that combines advanced cloud-based data analytics and data-driven intervention platforms …,” (page 1);

•      “Our platforms are informed by deep clinical insights through our combination of industry-leading subject matter expertise …,” (page 5);

•      “We believe that no other organization is able to offer the depth and breadth of data- driven analytical insights, tools, and actionable interventions that our platforms are able to offer …,” (page 7);

•      “We maintain one of the industry’s largest independent datasets in our MORE(2) Registry …,” (page 8);

•      “We believe that we are still in the early stages of realizing our massive opportunity to grow our client base …,” (page 9);

•      “Our MORE(2) Registry … has expanded at a rate of approximately 3.1% compounding monthly…,” (page 50); and

•      Numerous references to your business and operations as “industry leading.”

Response to Comment No. 5

In response to the Staff’s comment, we are supplementally providing the Staff, under separate cover, factual support for the claims, beliefs and opinions relating to the Company’s business, including the specific assertions identified by the Staff in the Comment Letter.  In addition, the Company has revised the disclosure on pages 7 and 92 in response to the Staff’s comment.

Our Company, page 2

6.             In discussing your company’s growth rates you refer to Adjusted EBITDA on page 2. Revise to identify this as a non-GAAP measure and include a presentation of net income and cross reference to the closest related reconciliation. Further, we note similar disclosure on page 74 for which you should include a cross reference to a nearby reconciliation.

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 77 to identify Adjusted EBITDA as a non-GAAP measure and include a cross-reference to

“Selected Consolidated Financial Data” on page 48.  The Company respectfully advises the Staff that, in each instance on pages 2 and 77 where an Adjusted EBITDA measure is presented, the Company has presented net income for the relevant period.

Our Competitive Strengths

Long, Successful, Profitable Operating History, page 7

7.             You state that you have been delivering value to your clients while gaining scale and profitability for more than a decade.  Revise to ensure that references to your profitability are tied to specific time periods.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised its disclosure on page 8 and page 93 to add disclosure tying references to the Company’s profitability to the period commencing with the fiscal year ended December 31, 2006, the year of the Company’s reorganization as a C corporation.

Corporate Reorganization and Credit Facilities, page 10

8.             Note 7 to your financial statements references “MedAssurant,” which appears to be a predecessor entity. We also note references to predecessor companies in Dr. Dunleavy’s biographical discussion on page 114.  If MedAssurant, or any other company, was your predecessor, ensure that you provide a complete history of your organization, including that of predecessor entities, and the relevant organizational changes that led to the formation of Inovalon, Inc. in 2006.

Response to Comment No. 8

The Company acknowledges the Staff’s comment and respectfully submits that the change from “MedAssurant, Inc.” to “Inovalon, Inc.” was a name change only and was not the result of any reorganization.  MedAssurant was not a predecessor to the Company but rather the Company itself.  All other organizational changes that led to the formation of the Company occurred prior to 2006.  Since 2006, no predecessor companies have existed and, other than the Corporate Reorganization described in the prospectus, no reorganization has occurred.  The Company respectfully submits that a description of any predecessor or reorganization from 2006 or earlier is neither material to an investor’s understanding of the Company or its operating history nor material to an investor’s investment decision and, as such, should not be included in the prospectus.  Additionally, in order to avoid confusion, the Company has removed any references to MedAssurant in Note 8 (formerly Note 7) on page F-23.

Risk Factors

“We may not grow at the rates we historically have achieved …,” page 18

9.             Your risk factor discussion references your significant revenue growth since 2010 without addressing the revenue decrease you experienced in 2013.  It appears you should revise your discussion to reflect historical fluctuations in revenues for the periods discussed.  Also, please supplementally provide us with your financial statements for the year ended December 31, 2010 and tell us whether there were any material changes, as compared to the financial statements included in your document, in the methodologies used to prepare the 2010 financial statements.

Response to Comment No. 9

In response to the Staff’s request, the Company has revised its disclosure on page 18 to reflect historical fluctuations in revenues for the periods discussed.  In addition, in response to the Staff’s request, the Company has supplementally provided, under separate cover, the select financial information of the Company pertaining to the year ended December 31, 2010.  The Company respectfully advises the Staff that there were no changes, as compared to the financial statements included in the prospectus, in the methodologies used to prepare the 2010 financial statements, other than with respect to the sub-classification of certain portions of expenses.

“Our top clients account for a significant portion of our revenues…,” page 19

10.          Please expand this risk factor discussion to address the revenue decrease associated with one of your major clients in 2013 and its impact on your operating results.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised its disclosure on page 19.

“Our business could be harmed by disruptions in service…,” page 24

11.          You state that you rely on the uninterrupted operation of your data centers.  Yet it appears that you do not plan to file as exhibits any agreements with the third parties that host your network operating centers. To the extent you have entered into agreements with respect to your network operating centers, please revise the Business section to discuss the material terms of your material agreements.  In addition, explain to us how you determined that the agreements need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreements as exhibits to the registration statement.

Response to Comment No. 11

The Company notes that, as disclosed in the prospectus, the Company currently co-locates at only one third-party data center and operates its other two data centers in Company facilities.  In determining whether to file the agreements with the third-party that hosts the Company’s co-location data center as a material contract pursuant to Item 601(b)(10) of Regulation S-K, the Company considered all relevant factors, including the extent to which the third-party is replaceable and the number of alternate third-party hosts that the Company could use without a substantial disruption or cost to the Company’s business. After consideration of these factors, the Company concluded that it is not substantially dependent on the co-location agreement for the purposes of Item 601(b)(10) of Regulation S-K and was thus not required to summarize the material terms of the agreement or file the agreement as an exhibit to the Registration Statement.

“Our reliance on third-party vendors to perform certain of our intervention…,” page 26

12.          You state that you rely on agreements with third parties to provide certain services, goods, technology, and intellectual property, “including one vendor from whom [you] purchase significant components of your storage architecture.”  Further, you indicate that disruption of these agreements may impact your operating results and financial condition. It appears, however, that you do not plan to file as exhibits any agreements with these third-parties, including the vendor from whom you obtain storage architecture components.  Please revise the Business section to discuss the material terms of the storage architecture agreement and file it as an exhibit to the registration statement.  In addition, it appears that you should discuss the material terms of any other material agreements with third-party vendors and file them as exhibits, or tell us why you believe they need not be filed.

Response to Comment No. 12

In determining whether to file the agreements with third-party vendors as material contracts pursuant to Item 601(b)(10) of Regulation S-K, the Company considered all relevant factors, including the extent to which these third-party vendors are replaceable and the number of alternate third-party vendors that the Company could use without a substantial disruption or cost to the Company’s business.  After consideration of these factors, the Company concluded that these agreements were made in the ordinary course of business and that the Company is not substantially dependent on these agreements for the purposes of Item 601(b)(10) of Regulation S-K and was thus not required to summarize the material terms of these agreements or file these agreements as exhibits to the Registration Statement.

In particular, the Company advises the Staff that its storage architecture is purchased both directly and through third parties, in each case pursuant to purchase agreements that are customary in the Company’s business.  In addition, these purchases relate to hardware that is not built or provided specifically for the Company’s use.  The Company respectfully advises the Staff that it believes there are a number of alternate third-party providers with hardware and services that are substantially similar to those it receives from its current vendor and that the Company could use without a substantial disruption or cost to the Company’s business.  For these reasons, the Company believes that the storage architecture agreement is not required to be filed as an exhibit to the Registration Statement because it not a material agreement pursuant to Item 601(b)(10) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

13.          You discuss your revenue growth experience during the last three fiscal years and refer to your compounded annual growth rate.  Given that you experienced a revenue decline in 2013, please expand your disclosure here and in the Business Overview on page 75 to reflect this.

Response to Comment No. 13

The Company acknowledges the Staff’s comment and has considered whether to expand its disclosure on pages 50 and 76 to reflect the Company’s revenue decline in 2013.  The Company respectfully submits that further disclosure is unnecessary and respectfully directs the Staff to the disclosure on pages 18, 19 and 61 under “Risk Factors—“We may not grow at rates historically achieved…,” “—“Our top clients account for a significant portion of our revenues…” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Years Ended December 31, 2011, 2012 and 2013—Revenue—2013 Compared to 2012,” respectively, as well as the Company’s financial statements included elsewhere in the prospectus.  The Company respectfully believes that the existing disclosure in the prospectus relating to the 2013 decline in revenue and the reasons therefor is adequately addressed in an appropriate number of sections in the prospectus and provides sufficient information to enable potential investors to be properly informed prior to making an investment decision.

Trends and Factors Affecting Our Future Performance, page 50

14.          Please balance your disclosure in this section by including an expanded discussion of key factors affecting your historical performance for the periods presented as well as the key challenges you face.  See Item 303(a) of Regulation S-K.  For additional guidance, refer to Section III.A of SEC Release No. 33-8350.

Response to Comment No. 14

In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 55.  The Company believes that these are the most material risks and opportunities affecting its business.

Client and Analytical Process Count Growth, page 53

15.          You state that you “expect” your period-to-period comparisons of your patient analytical months to be indicative of underlying growth of your business. With a view toward enhanced disclosure, please explain the uncertainty regarding the relationship between this metric and business growth.  In this regard, we note that although you experienced patient growth during 2013, revenues decreased during that period.

Response to Comment No. 15

In response to the Staff’s comment, the Company has revised its disclosure in footnote 1 to the table on page 16 to clarify that, while the Company believes patient analytics months (“PAM”), like the other operating metrics presented in the table, are indicative of the Company’s overall level of analytics activity and the growth in the Company’s business, those metrics, including PAM, do not necessarily correlate to proportional increases or decreases in revenue, Adjusted EBITDA or net income, and that there could be periods in which increases in analytical activity do not result in increases in revenue, Adjusted EBITDA or net income (and vice versa).

Results of Operations, page 57

16.          There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed.  For instance, you disclose on page 58 that the revenue increase of $29.4 million was primarily driven by the net expansion in revenue from your existing clients by expanding their use of your platforms, the addition of clinical and quality outcomes analytics data analytics clients, and commercial ACA market data analytics and data- driven intervention platform services.  Similarly, you do not quantify driving factors such a purchase delays related to the launch process of the Affordable Care Act in 2013, nor quantify the factors that drove revenue increases in 2012. Please revise to quantify the amount that each source contributed to a material change.  For guidance, refer to Section III.D of SEC Release No. 33-6835.

Response to Comment No. 16

In response to the Staff’s comment, the Company has revised its disclosure in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operation” to provide additional disclosure of the reasons for material period-over-period changes in line items and discussion and quantification of the contribution of two or more factors to such material changes, where applicable.

Years Ended December 31, 2011, 2012 and 2013

Revenue, page 60

17.                               Refer to the table of key metrics on page 16 and the narrative discussion and graph presentations beginning on page 52. Tell us what consideration has been given to including a presentation and discussion of the key metrics associated or correlated with revenues between reporting periods (e.g., unique patient count, engaged patient population statements of work) within your discussion of results of operations.  See SEC Release No. 33-8350 Section II.B.1 for further guidance.

Response to Comment No. 17

In response to the Staff’s comment, the Company has revised its disclosure on pages 51, 53 and 54 to include cross-references to the definitions of the key operating metrics presented in the table on page 16.  In addition, the Company has added disclosure in footnote 1 to the table on page 16 to clarify that, while management of the Company believes the metrics presented are indicative of the overall growth of the Company’s business, increases or decreases in those metrics do not necessarily correlate to proportional increases or decreases in revenue, Adjusted EBITDA or net income.  The Company respectfully advises the Staff that it believes the existing disclosure regarding these metrics in the narrative discussion and graph presentations beginning on page 51, together with the cross-references to footnotes on pages 16 and 17, which disclose explanations of its calculation of the metrics, provides adequate disclosure to prospective investors regarding the operating metrics the Company’s management uses in assessing the levels of analytical activity and operational performance of the Company.

Valuation of Our Common Stock, page 69

18.                               To the extent material, when the estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

Response to Comment No. 18

The Company and the underwriters have not yet determined a price range for the contemplated initial public offering. Once a determination of the estimated initial public offering price has been made, the Company will provide the Staff with the information, including the date on which the underwriters first communicated to the Company their estimated price range and amount of the Company’s Class A common stock to be offered in the initial public offering. The Company acknowledges the Staff’s comment with respect to providing an explanation of the difference between the fair value of the underlying stock as of the most recent valuation date and the initial public offering price and will address this comment once an estimated initial public offering price is known.

Business

Industry Overview, page 75

19.                               You discuss the upcoming shift to ICD-10 in 2015. Although you indicate that this shift may present you with opportunities, please tell us whether you are aware of any material, corresponding risks to your business.

Response to Comment No. 19

In response to the Staff’s comment, the Company has revised its disclosure on page 28 under “Risk Factors—“Our services could become subject to new, revised or enhanced regulatory requirements…”

Addressable Market, page 81

20.                               Please revise your disclosure to more clearly describe the categories presented in the graphic (e.g., payors, providers, consumers).  To the extent you have yet to penetrate one or more markets represented in the graphic, please expand your disclosure to clarify this.

Response to Comment No. 20

In response to the Staff’s comment, the Company has revised its disclosure on page 82.

Our Clients, page 102

21.                               You state that your top four clients individually accounted for 12%, 11%, 11%, and 10% of revenues for your most recent fiscal year and indicate in a risk factor that the loss of one or more of these clients could materially and adversely affect your business and operating results. Please revise to name these customers or explain why you are not required to provide that information.  Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response to Comment No. 21

The Company acknowledges the Staff’s comment and has considered whether it is required to provide the names of these clients pursuant to Item 101(c)(1)(vii) of Regulation S-K.  The Company respectfully advises the Staff that it does not believe it is required to name these clients.  As disclosed on page F-9, no single client individually represented 10% or more of the Company’s total revenue for the nine months ended September 30, 2014.  Additionally, the Company respectfully advises the Staff that the group of clients comprising its largest clients has fluctuated from year to year and the Company believes this group could continue to change in the future.  Finally, the Company advises the Staff that specifically naming the Company’s top four clients would be competitively harmful to the Company, providing information to the Company’s competitors that could enable them to specifically target certain clients.  In addition, the disclosure of the names of certain of these clients is not permitted under the terms of the Company’s contracts with the client.  The Company respectfully submits that, in light of the fact that no client represented 10% or more of the Company’s total revenues during the nine months ended September 30, 2014, together with the existing risk factor disclosure and the disclosure on page F-9, investors have been provided with disclosure about client concentration necessary to make an informed investment decision.

In determining whether to file the agreements with these clients as material contracts pursuant to Item 601(b)(10) of Regulation S-K, the Company considered all relevant factors, including the percentage of revenue generated from these clients in 2013 and the expected revenue to be generated by these clients in future years, the extent to which these clients are replaceable, the Company’s ability to maintain its other existing clients and sell additional services to these clients, and the Company’s ability to attract new clients. In addition, these client contracts were all entered into in the ordinary course of the Company’s business.  After consideration of these factors, the Company concluded that the Company is not substantially dependent on these agreements for the purposes of Item 601(b)(10) of Regulation S-K and was thus not required to summarize the material terms of these agreements or file these agreements as exhibits to the Registration Statement.

22.                               It appears that you have included all of your customers for the fiscal year 2014, though many of these customers would not have contributed materially to your revenues during that period. Please consider revising the list, by footnote or other means, to indicate non- material customers.  As an alternative, consider revising to omit the names of any customers that represented immaterial sources of revenue.

Response to Comment No. 22

The Company acknowledges the Staff’s comment and respectfully directs the Staff to the lead-in to the list on pages 104 and 105 which notes that the Company’s clients during 2014 included, among others, the listed clients.  In addition, the Company advises the Staff that each of the clients listed was selected based on the Company’s right under its client contracts to include these names in the prospectus and not on any other criterion.  The Company advises the Staff that the list is not, and is not intended to be, a comprehensive listing of all of the Company’s clients.  The Company has included the list in the prospectus in order to illustrate the breadth and diversity of the Company’s customers, rather than to provide a comprehensive list or a list comprised solely of material clients.  However, in response to the Staff’s comment, the Company has revised the lead-in to clarify the purpose of the list of client names.

Our Name and Logo, page 106

23.                               You state that “‘Innovation’ is not just a patented formula for us, but a signature form.” Since you do not hold any patents, it appears that this statement may create unnecessary confusion regarding your intellectual property assets.  Please revise to avoid the suggestion that you hold any patents.

Response to Comment No. 23

In response to the Staff’s comment, the Company has revised its disclosure on page 108 to remove the reference to a patent.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue recognition, page F-13

24.                               Please tell us and revise to clarify how your revenue recognition policy addresses each type of revenue discussed on page 55.  In this regard, page 55 describes data analytics, subscriptions and data-driven intervention platform services but your revenue recognition policy describes data analytics and data-driven intervention platforms and multiple element arrangements.  Clarify how each of the revenue components on page 55 is accounted for on page F-13, the nature of the services being subscribed for and which product and service offerings are subject to software accounting under ASC 985-605.

Response to Comment No. 24

In response to the Staff’s comment, the Company has revised its disclosure on pages F-13 and F-14 to clarify how its revenue recognition policy addresses each type of revenue listed on page 55 and to clarify the nature of services being subscribed for and which product and services offerings are subject to software accounting under Accounting Standards Codification 985-605, Software Revenue Recognition.

The Company further advises the Staff that the Company primarily derives its revenue from multiple-element arrangement sales of its cloud-based data analytics and data-driven intervention platform services.  The Company allocates revenue to its data-driven analytics and data-driven intervention platform services using the relative selling price method. Revenue is recognized as cloud-based data analytics and data-driven intervention services are performed and information is delivered to clients, which generally aligns with the Company’s right to invoice its clients. Cloud-based data analytics services are considered performed when gaps in care, quality, data integrity, or financial performance, and summarized key analytics and benchmarking analytics reports are delivered to its clients, provided that all contractual performance requirements and other revenue recognition criteria are met.  Data-driven intervention platform services are considered performed upon the completion of each medical record data abstraction and review service, encounter decision support, encounter facilitation, outbound telephonic and written communication, and supplemental patient encounter service, provided that all contractual performance requirements and other revenue recognition criteria are met.

The Company also enters into multiple-element software arrangements, which are recognized under Accounting Standards Codification 985-605, Software Revenue Recognition, when a software license is provided to customers.  Under these arrangements, the Company provides post-contract support, or PCS, including help desk support and unspecified upgrades. Vendor-specific objective evidence of fair value has not been established for PCS as PCS is not renewed separately from the license fees. As a result, under these subscription software license agreements, the Company recognizes revenue from the license of software ratably over the life of the agreement.

Segments, page F-14

25.                               We note from your statement on page 2 that your services are delivered through four primary components.  Tell us what consideration has been given to disclosing revenue from each revenue type as set forth in ASC 280-10-50-40. In this regard we note you sell services and software licensing arrangements.  Please tell us the proportion of revenues your services and products make up of total revenues for each of the reported periods.

Response to Comment No. 25

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as disclosed in Note 2 to the Company’s financial statements, the Company operates its business as one operating segment: delivery of a seamless, end-to-end advanced cloud-based data analytics and data-driven intervention platform services that enables the Company’s clients to achieve meaningful impacts in clinical and quality outcomes, utilization, and financial performance. The Company’s chief operating decision maker, or CODM, is Keith Dunleavy, M.D., Chairman and Chief Executive Officer. Dr. Dunleavy has been identified as the CODM because he has final decision-making authority, in conjunction with the Company’s board of directors, over allocating resources and assessing performance.

The Company respectfully directs the Staff to the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in which the Company discloses that it generates revenue from each service and product sold, as set forth in Accounting Standards Codification 280-10-50-40.  The Company generated 97%, 97% and 96% of its consolidated revenue during the years ended December 31, 2011, 2012 and 2013, respectively, and 96% and 96% of its consolidated revenue for the nine months ended September 30, 2013 and 2014, respectively, from cloud-based data analytics and data-driven intervention platform services, and 3%, 3% and 4% of its consolidated revenue during the years ended December 31, 2011, 2012 and 2013, respectively, and 4% and 4% of its consolidated revenue for the nine months ended September 30, 2013 and 2014, respectively, from software subscription license product sales.  Therefore, the Company does not believe that disclosure of services versus products is required pursuant to Rule 503(b) of Regulation S-X.

Regarding the Company’s specific consideration of disclosing revenue from each of its product types as set forth in Accounting Standards Codification 280-10-50-40, the Company advises the Staff that the Company provides its customers with service solutions under various branded offerings which include cloud-based data analytics and data-driven intervention platform services.  While these services target different customer needs, the Company views these services as highly similar data analytics and data-driven intervention platform services which are consistent activities across the vast majority of its product offerings and therefore does not believe that Accounting Standards Codification 280-10-50-40 would require separate disclosure of revenue amounts from each of them.  In addition, the Company calls to the Staff’s attention that it does not mention these specific offerings anywhere in the prospectus.  Rather, the Company describes the two main service solutions as follows:

1.              Cloud-based data analytics services: The Company’s cloud-based data analytics services are driven by data sets provided directly by its clients, which are integrated into the Company’s platform at no fee (this process is referred to on page 2 of the Company’s prospectus as Data Integration).  These cloud-based data analytics service offerings identify gaps in care, quality, data integrity, and financial performance, among others, and summarize key analytics and benchmarking analytics. Cloud-based data analytics services occur in our Advanced Analytics and Business Processing components listed on pages 2 and 77 of the Company’s prospectus.

2.              Data-driven intervention platform services: Driven primarily by the results of data analytic processes, the Company’s data-driven intervention platform services enable validation and resolution of any identified gaps in care, quality, data integrity, or financial performance.  Data-driven intervention platform services include medical record data abstraction and review services, encounter decision support services, encounter facilitation services, outbound telephonic and written communication services, and supplemental patient encounter services, among others.

The Company has evaluated the requirements outlined in Accounting Standards Codification 280, Segment Reporting, as it pertains to providing revenue amounts for each of the service offerings within its branded products.  The Company respectfully submits that it believes additional disclosure of products and services sales is not required, although the Company has tailored the information disclosed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to illustrate changes in revenue based upon the different levels of revenue being generated by cloud-based data analytics and data-driven intervention platform services as they are sold as total solutions to its customers.

Executive Compensation

Summary Compensation Table, page 124

26.                               You state that bonuses are determined at the discretion of the Board. Expand to describe whether the board considers any specific factors or has established any set criteria for awarding bonuses.

Response to Comment No. 26

In response to the Staff’s comment, the Company has revised its disclosure on page 126.

27.                               For each of your named executive officers please explain why the officer received the specific number of shares underlying each option grant.

Response to Comment No. 27

In response to the Staff’s comment, the Company has revised its disclosure on pages 126 and 127.

Certain Relationships and Related Party Transactions, page 132

28.                               Please disclose the names of the executive officers and directors that are parties to the stockholders rights agreement.  See Item 404(a)(6) of Regulation S-K.

Response to Comment No. 28

In response to the Staff’s comment, the Company has revised its disclosure on page 134.

Principal Stockholders, page 133

29.                               We note the statement in footnote four that Mr. Rizzo disclaims any direct ownership in the shares owned by the charitable trust and the trust for the benefit of his son.  Beneficial ownership disclosure in this table is based on voting and/or investment power.  See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.  To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Response to Comment No. 29

In response to the Staff’s comment, the Company has revised its disclosure on page 136.

30.                               Please disclose the name(s) of the natural person(s) having sole or shared voting and/or dispositive power over the shares held by Meritas Group, Inc., Lapis Ventures SAC Limited, and Meritas Holdings, LLC.

Response to Comment No. 30

In response to the Staff’s comment, the Company has revised its disclosure on page 136.

Recent Sales of Unregistered Securities, page II-2

31.                               Please expand your disclosures to identify which specific Securities Act exemptions correspond to each transaction, the facts relied upon to make the cited exemptions available, and the total number of investors who participated in each unregistered transaction.  Refer to Item 701 of Regulation S-K.

Response to Comment No. 31

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 to provide the specific Securities Act exemptions that the Company has relied on with respect to the unregistered transactions disclosed in Item 15.

* * * *

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Amended Submission, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
John H. Chory
Latham & Watkins LLP
Rachel W. Sheridan
Latham & Watkins LLP
Spencer D. Klein
Morrison & Foerster LLP
Justin R. Salon
Morrison & Foerster LLP

Enclosures (1)